[Translation]

                                                                  April 27, 2009

To Whom It May Concern:
                              Company Name: Daihatsu Motor Co., Ltd.
                              Name and Title of Representative:
                                Teruyuki Minoura, President
                              (Code Number: 7262
                                 The first sections of the Tokyo Stock Exchange
                                 and the Osaka Stock Exchange)
                              Name and Title of Contact Person:
                                Kazushi Ohno, General Manager,
                                Finance, Accounting & Cost Management Division
                              Telephone Number: 072-754-3062
                              (The Parent Company of Daihatsu Motor Co., Ltd.) Company Name: Toyota Motor Corporation
                              Name and Title of Representative:
                                Katsuaki Watanabe, President
                              (Code Number: 7203
                                Securities exchanges throughout Japan)

            Notice Concerning Amendments to the Forecasts for FY2009
            --------------------------------------------------------

Based on our recent business results, we, Daihatsu Motor Co., Ltd (the "Company"), hereby amend, as below, our financial forecasts, announced on February 2, 2009:

1. Amendments to the forecasts
Amendments to the forecasts of unconsolidated financial results for FY2009
     (from April 1, 2008 to March 31, 2009)

                                                                            (million yen)
-------------------------- ------------ ------------ ------------ ------------ ------------
                                Net       Operating    Ordinary       Net       Net income
                             revenues      income       income       income      per share
-------------------------- ------------ ------------ ------------ ------------ ------------
Previous Forecasts (A)       1,260,000       17,000       18,500       12,000     28.13yen
-------------------------- ------------ ------------ ------------ ------------ ------------
New Forecasts (B)            1,249,900       15,200       18,200        6,400     15.00yen
-------------------------- ------------ ------------ ------------ ------------ ------------
Amount changed (B - A)         -10,100       -1,800         -300       -5,600            -
-------------------------- ------------ ------------ ------------ ------------ ------------
% of change                       -0.8        -10.6         -1.6        -46.7            -
-------------------------- ------------ ------------ ------------ ------------ ------------
(Reference)
Actual results for FY2008    1,270,836       33,016       34,846       23,025     53.94yen
-------------------------- ------------ ------------ ------------ ------------ ------------

2. Reasons for the Amendments
Financial conditions of certain of our subsidiaries and affiliates have weakened due to the rapid worldwide deteoriation of the economy originating from the financial crisis in the United States. We hereby amend our unconsolidated financial forecast, as net income for FY2009 is expected to be lower than the previously announced forecast mainly due to the recognition of extraordinary loss from evaluation losses of stocks of such subsidiaries and affiliates.


[Note]
    As the forecasts stated above are based upon information that is currently in the Company's possession, the forecasts stated above are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or financial to be different from the forecasts expressed or implied in this notice.